3

UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION



In the Matter of
                                                  FIRST
NATIONAL FUEL GAS COMPANY                         CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                  PURSUANT TO
                                                  RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)




     THIS IS TO CERTIFY, pursuant to Rule 24, that certain filing requirements  proposed by National Fuel Gas Company  ("National")

and  its subsidiary, Horizon Energy Development, Inc. ("Horizon")

in  Form  U-1,  Application-Declaration,  File  No.  70-8649,  as

amended,  have been carried out in accordance with the terms  and conditions of said Application-Declaration and the Order  of  the

Securities and Exchange Commission (the "Commission')  (HCAR  No.

35-26364  dated August 29, 1995) with respect thereto,  in  that,

the  following  information for the quarter ended  September  30,

1995 is herein provided:

      1a) Horizon's balance sheet at September 30, 1995 is attached as Exhibit 1.

      1b)  National's  balance sheet  at  September  30,
           1995 will be included in
           National's Form 10k for fiscal 1995 which is anticipated to be filed with the Commission in December 1995 and is incorporated herein by reference.

     2a) Horizon's income statement for the quarter ended September 30, 1995 is attached as Exhibit 2.


     2b) National's income statement for the quarter ended September 30, 1995 will be included in National's Form 10k for fiscal 1995 which is anticipated to be filed with the Commission in December 1995 and is incorporated herein by reference.

       3)  Recourse    and    non-recourse    debt
           securities issued to third parties by
           Intermediate  Companies during the quarter  ended
           September 30, 1995.

            None.

     4) A general description of the activities of the Applicants for the period ended September 30, 1995 and of the projects in which they or their subsidiary companies have an ownership interest:

          a) Effective as of September 15, 1995 Novergaz (1994), Inc. and Sceptre Energy, Inc., individually and as partners of Sceptre Power Company (the "Partnership") sold, assigned, and transferred to Horizon one hundred percent (100%) of their interests in and to the Partnership and its assets. Horizon is the Managing Partner of the Partnership and, subject to certain distribution sharing provisions applicable to the non-equity partners, all ownership and voting interest of the Partnership belong to Horizon.

          The business of the Partnership is to develop, finance, construct and operate Exempt Projects and Domestic Power Projects as those terms are defined in HCAR 35-26364; File No. 70-8649.
          Horizon will fund the working capital expenses of the Partnership. Horizon will have the opportunity to re-coup those expenses and to earn development fees through projects developed by the Partnership and to make equity investments in such projects.

          b) On or about September 8, 1995 a Consortium of National Fuel, the Partnership and Steward and Stevenson Operations, Inc. submitted pre-qualification credentials to the Special Committee for the Promotion of Private Investment in Electroperu S.A. ("CEPRI") in connection with CEPRI's solicitation of bids for a proposed 15 MW electric generation project in northwestern Peru (the "Project"). On or about September 28, 1995 the Partnership was assigned National Fuel's interest in the Consortium. The Consortium has qualified to bid on the Project.

          c) On September 12, 1995 National Fuel Gas Company submitted an application to bid on the privatization of the Hungarian gas distribution company known as Eszakdunantuli Gazszolgaltato ("EGAZ") and subsequently qualified to submit a bid.

     5)   Information    on   intercompany    service
          transactions (including those
          provided  at  cost  and  at  market   rates)
          involving affiliated Intermediate Companies.

              None, neither Horizon nor National has any affiliate Intermediate Companies at this time.


November 29, 1995                       NATIONAL FUEL GAS COMPANY



                                   By: /s/Gerald T. Wehrlin
                                           Gerald T. Wehrlin
                                            Controller